June 3, 2016

United States Securities and Exchange Commission
Washington, D.C. 20549
Attention:	J. Nolan McWilliams
Attorney-Advisor
Division of Corporation Finance
Office of Transportation and Leisure
Mail Stop 3561

Re:	Gaiam, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 17, 2016
File No. 000-27517

Dear Mr. McWilliams:

This letter is being filed on behalf of Gaiam, Inc. (the “Company”) in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 1, 2016 with respect to the Company’s Preliminary Information Statement on Schedule 14C filed on May 17, 2016 with the Commission (the “Information Statement”). The numbered paragraphs and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses.

Summary Term Sheet, page 1

Interests of Certain Persons in or Opposition to Matters to be Acted Upon, page 5

1.	Please refer to the second bullet. Please quantify here the total amounts that your executive officers may receive in connection with the proposed Brand Business Sale. Please also revise the Change-in-Control Compensation section on page 5 accordingly.

Company Response:  In response to the Staff’s comment, the Company has revised the disclosure under the headings “SUMMARY TERM SHEET – Interests of Certain Persons in or Opposition to Matters to be Acted Upon” and “SUMMARY TERM SHEET – Change-in-Control Compensation.”

Approval of the Transactions, page 8

2.	Please refer to the third paragraph. Please identify the directors and the entity that delivered the written consent approving the proposed transactions.

Company Response:  In response to the Staff’s comment, the Company has revised the disclosure in the third paragraph under the heading “APPROVAL OF THE TRANSACTIONS.”

Background of the Brand Business Sale, page 13

3.	We note that one director and an entity controlled by another director own a controlling voting interest in the company of approximately 87.7% as of May 10, 2016. We also note that these parties entered into a voting agreement under which each party agreed to vote their shares in favor of the Brand Business Sale. To the extent applicable, please briefly discuss any negotiations or other material contacts between the company and these controlling shareholders related to the proposed transactions.

Company Response:  In response to the Staff’s comment, the Company has revised the disclosure under the heading “MATTER No. 1: THE BRAND BUSINESS SALE – Background of the Brand Business Sale.”

Opinion of Financial Advisor, page 42

Miscellaneous, page 50

4.	Please quantify any fees received or to be received by Stifel, Nicolaus & Company, Incorporated relating to any material relationship that existed during the past two years between you and your affiliates and Stifel. Refer to Item 1015(b)(4) of Regulation M-A. In this regard, please quantify the following fees :
●	“A portion of the Transaction Fee is contingent upon the completion of the Brand Business Sale”;
●	“Stifel was also engaged as Gaiam’s financial advisor in connection with the sale of Gaiam’s interest in Natural Habitat, Inc. and received a fee upon consummation of such transaction”; and
●	“Upon consummation of the Brand Business Sale, Stifel may be entitled to receive an additional fee relating to the Brand Business Sale and the sale of Gaiam’s interest in Natural Habitat, Inc.”

Company Response:  In response to the Staff’s comment, the Company has revised the disclosure under the heading “MATTER No. 1: THE BRAND BUSINESS SALE – Opinion of Financial Advisor – Miscellaneous.”

ANNEX E

Unaudited Pro Forma Condensed Consolidated Financial Information, pages E2-E7

5.	We note your present unaudited pro forma condensed consolidated balance sheet as of December 31, 2015 and unaudited pro forma condensed statements of operations for the year ended December 31, 2014. Please note that your unaudited pro forma financial information is limited to the date as of the most recent balance sheet date for pro forma balance sheet. For pro forma statements of operations, your presentation is limited to the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. As such, please remove the above referenced unaudited pro forma condensed consolidated financial statements in the information statement. Refer to Rule 11-02(c) of Regulation S-X.

Company Response:  In response to the Staff’s comment, the Company has removed from Annex E the unaudited pro forma condensed consolidated balance sheet as of December 31, 2015 and the unaudited pro format condensed statement of operations for the year ended December 31, 2014. In addition, the Company has also deleted all references to the above-referenced financial statements from the third paragraph on page E-2 of Annex E and from the disclosure under the heading “FINANCIAL INFORMATION – Unaudited Pro Forma Condensed Consolidated Financial Information” on page 61.

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In addition to the foregoing revisions, the Company has also updated the beneficial ownership table as of June 1, 2016 and made other non-substantive clarifying edits and updates.

With respect to the preceding responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and your assistance in helping us to comply with the applicable disclosure requirements and to enhance our overall filing disclosures. Should you have any further questions or suggestions, or need additional information, please do not hesitate to contact me at (303) 222-3782.

Regards,

/s/ Stephen J. Thomas
Stephen J. Thomas

Chief Financial Officer

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